CLEARSIGHT CAPITAL ADVISORS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS

Cash and cash equivalents	$	1,596,926
Prepaid expenses and other assets		8,219
Total Assets	$	1,605,145

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Accounts payable	$	5,573
Due to parent		677,647
Total Liabilities		683,220
STOCKHOLDER'S EQUITY		921,925
Total Liabilities and Stockholder's Equity	$	1,605,145

See accompanying notes.